SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of August 2006

ECTEL LTD.

(Translation of Registrant`s Name into English)

10 Amal Street

Afek Industrial Park

Rosh Haayin 48092

ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934:

Yes [  ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-______

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Attached hereto and incorporated by reference herein is a press release issued by ECtel Ltd. on August 16, 2006 announcing "An Operator from the Telefonica Moviles Group Places an Order for ECtel`s Next Generation of Fraud Detection and Prevention Solution, FraudView® Release 8". Such press release is hereby incorporated by reference into the Registrant`s Registration Statement on Form S-8, Registration No. 333-127576.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ECTEL LTD.
(Registrant)

By: //s//_______________________________

Ron Fainaro,
Senior Vice President and

Chief Financial Officer

Dated:  August 27, 2006

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Index to Exhibits

Exhibit No.                  Exhibit

1                                   Press Release issued August 16, 2006

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EXHIBIT 1

An Operator from the Telefonica Moviles Group Places an Order for ECtel`s Next Generation of Fraud Detection and Prevention Solution, FraudView® Release 8

Operator plans to replace a competing system with the next generation FraudView®, after using both FraudView® and the competing system

ROSH HA'AYIN, Israel, August 16,  ECtel Ltd. (NASDAQ: ECTX),  a leading provider of Integrated Revenue Management(TM) (IRM(TM)) solutions, today announced that an operator from the Telefónica Móviles group has placed a purchase order for ECtel's FraudView® Release 8. As part of the project, ECtel will upgrade an older version of FraudView® as well as replace a competing system.

The Telefónica Móviles group is the leading operator in Latin America and the Spanish and Portuguese speaking markets by customer base. The company has operations in 15 countries across three continents and a customer base that totals more than 98.5 million.

FraudView® is the leading and most complete fraud management solution for telecom operators. Designed to meet the needs of wireline, wireless, convergent and next generation communication service providers, FraudView® features an array of unique, state-of-the-art fraud detection and prevention technologies enabling thousands of fraud controls. FraudView® is the first solution to include ECtel`s Online Fraud Data Exchange (FDE) technology, allowing operators to download anti-fraud updates directly into their FraudView systems.

"This order validates the competitive advantage and the benefits customers see in our IRM(TM) solutions" commented Mr. Eitan Naor, President and CEO of ECtel. "We are pleased that having gained hands-on experience with both FraudView® and the competing solution, this Telefonica affiliate has selected ECtel as its vendor of choice for the next generation of services. We are confident that the project will once again deliver excellent return-on-investment to our customer, that can potentially facilitate additional business with the Telefonica Moviles group".

About ECtel

ECtel (NASDAQ: ECTX) is a leading global provider of Integrated Revenue Management(TM) (IRM(TM)) solutions for communications service providers. A pioneering market leader for over 15 years, ECtel offers carrier-grade solutions that enable wireline, wireless, converged and next-generation operators to fully manage their revenue and cost processes. ECtel IRM(TM) Product Suite features the world-leading fraud and revenue assurance products, FraudView®, RAP and CashView®, that minimize operator revenue leakage across networks and operations support systems (OSSs). ECtel serves prominent tier one operators, and has more than 100 implementations in over 50 countries worldwide. Established in 1990, ECtel maintains offices in the Americas, Europe and Asia Pacific. For more information, visit www.ectel.com

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Certain statements contained in this release contain forward-looking information with respect to plans, projections or future performance and products of the Company, the occurrence of which involves certain risks and uncertainties, including, but not limited to, the reoccurrence of sales to existing customers, the ability to recognize revenue in future periods as anticipated, the possible slow-down in expenditures by telecom operators, the unpredictability of the telecom market, product and market acceptance risks, ability to complete development and market introduction of new products, the impact of competitive pricing and offerings, fluctuations in quarterly and annual results of operations, dependence on several large customers, commercialization and technological difficulties, risks related to our operations in Israel and other risks detailed in the Company's annual report on Form 20-F and other filings with the Securities and Exchange Commission. ECtel undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Contacts:

ECtel Ltd. Ron Fainaro Senior Vice President and CFO Tel: +972-3-9002102 Fax: +972-3-9002103 Email: ronf@ectel.com	ECtel Ltd. Dana Rubin Marcom Manager Tel: +972-3-9002656 Fax: +972-3-9002103 Email: danar@ectel.com

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